

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2010

Mr. Gene S. Bertcher
Chief Financial Officer
New Concept Energy, Inc.
1800 Valley View Lane, Suite 200
Dallas, Texas 75234

      Re: New Concept Energy, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 31, 2010
              File No. 000-08187

Dear Mr. Bertcher:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Karl Hiller
                      Branch Chief